Exhibit 4.7

Spousal Consent Letter

I, ____________ (ID Number: ____________), spouse of ____________ (ID Number: ____________), hereby unconditionally agree: the certain percentage of equity (corresponding to RMB____________of register capital of ____________ (“VIE”), ____________% of the equity interest of VIE, on fully diluted basis, the “Shareholding”) held by my spouse, ____________, registered in the name of whom, shall be disposed of pursuit to the series of Control Documents (including Business Operation Agreement, Exclusive Consultancy and Service Agreement, Equity Option Agreement, Equity Pledge Agreement and Power of Attorney, and their respective revision and amendment from time to time, collectively, “Control Documents”) signed by my spouse on ____________, 20 ____________.

I further guarantee that no action may be taken in the intent to conflict with the abovementioned arrangements, including claiming that the Shareholding constitutes property or joint property between me and my spouse that affects or prevents my spouse from fulfilling the obligations under the Control Documents. I hereby unconditionally and irrevocably waive any rights or interests of the Shareholding that may be granted to me by any applicable law.

I hereby acknowledge and agree that the Shareholding held by my spouse as stipulated in the Control Documents shall be vested in my spouse in all circumstances, and my spouse is entitled to pledge, sell or otherwise dispose of it in accordance with the provisions of such agreements without my consent. I further confirm that the performance of my spouse of the Control Documents and of the further modification or termination of the Control Documents does not require my extra authorization or consent and that I have never and will never participate in the operation or management of the VIE. Under no circumstances shall I claim any rights in respect of the Shareholding, including but not limited to, voting rights, disposition rights and economic benefits (if any) arising therefrom. I hereby undertake to sign all necessary documents and take all necessary actions to ensure that the Control Documents are properly implemented. I agree and undertake that, if I acquire any equity interest of VIE held by my spouse for any reason, I shall be bound by Control Documents and comply with my spouse's obligations under Control Documents, and for this purpose, Once the claimant under the Control Documents makes request, I shall sign a series of written documents with the same format and content as the Control Documents.

I further confirm, promise and guarantee that in the event of death, incapacity, divorce or any other circumstances of my spouse that may affect my spouse's exercise of shareholder rights in VIE, I and my successor, guardian, creditor or any other person that has right to claim rights or interests of VIE held by my spouse will not in any way in all circumstances take any action that may affect or hinder my spouse from fulfilling the obligations under the Control Documents.

In all disputes arising out of or in connection with the execution of this consent letter, I and any party whose interests are relevant shall have the right to submit such disputes to arbitration by the China International Economic and Trade Arbitration Commission in accordance with its arbitration rules then in effect. The place of arbitration shall be Beijing and the language of arbitration shall be Chinese. The arbitral award shall be final and binding on both parties to the agreement. Where appropriate, the arbitration tribunal or arbitrator may, in accordance with the dispute resolution provisions and / or applicable PRC laws, award compensation, compulsory relief (including but not limited to for the purpose of business operation or compulsory transfer of assets) or propose the liquidation of VIE and its subsidiaries in respect of the equity, assets, property rights or land assets of VIE and its subsidiaries. In addition, during the arbitration or under appropriate circumstances, at the request of either Party, the court with jurisdiction (including the PRC courts) has the right to grant interim injunctive or other interim relief to support the arbitration. In addition to the PRC courts, the courts of Hong Kong, the Cayman Islands and the courts of the place where the major assets of VIE and / or its subsidiaries are located shall also be deemed to have jurisdiction for the above purposes. During the arbitration period, this consent letter shall be effective, except for those are in dispute and are subject to arbitration.

[Signature page follows]

[Name of Spouse]

Signature:
Date: ____, 20___

Schedule of Material Differences

One or more persons executed Spousal Consent Letters using this form. Pursuant to Instruction ii to Item 601 of Regulation S-K, the Registrant may only file this form as an exhibit with a schedule setting forth the material details in which the executed agreements differ from this form:

No.	Name of VIE	Name of shareholder	Name of Spouse	% of Shareholder’s Equity Interest in the VIE	Subscribed Capital in the VIE (RMB)
1.	Beijing CHJ Information Technology Co., Ltd.	Li Xiang	Liu Wenjing	95.10%	266,715,065
2.	Beijing CHJ Information Technology Co., Ltd.	Li Tie	Song Junfang	4.90%	13,749,341
3.	Beijing Xindian Transport Information Technology Co., Ltd.	Li Xiang	Liu Wenjing	74.00%	740,000
4.	Beijing Xindian Transport Information Technology Co., Ltd.	Fan Zheng	Meng Yang	12.92%	129,200
5.	Beijing Xindian Transport Information Technology Co., Ltd.	Shen Yanan	Zhang Lin	3.78%	37,800
6.	Beijing Xindian Transport Information Technology Co., Ltd.	Li Tie	Song Junfang	3.46%	34,600
7.	Beijing Xindian Transport Information Technology Co., Ltd.	Qin Zhi	Qianli Liu	1.89%	18,900
8.	Beijing Xindian Transport Information Technology Co., Ltd.	Liu Qinghua	Liu Ting	1.09%	10,900
9.	Beijing Xindian Transport Information Technology Co., Ltd.	Wei Wei	Xu Yan	0.46%	4,600

No.	Name of VIE	Name of shareholder	Name of Spouse	% of Shareholder’s Equity Interest in the VIE	Subscribed Capital in the VIE (RMB)
10.	Beijing Xindian Transport Information Technology Co., Ltd.	Song Gang	Li Yin	0.43%	4,300
11.	Beijing Xindian Transport Information Technology Co., Ltd.	Ye Qian	Gao Tian	0.02%	200